Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

NOVA Chemicals Reports 2012 Third Quarter Results
For immediate release, Thursday, November 1, 2012, Calgary, Alberta, Canada

Continued Solid Earnings; Debt Reduction and Additional Ethane Supply

2012 Third Quarter Results
In the third quarter of 2012, we generated profit of $107 million compared to profit of $150 million for the third quarter of 2011. The quarter-over-quarter decline was primarily due to a reduction in margins in our Olefins/Polyolefins business unit. For the nine months ended September 30, 2012, we generated profit of $487 million, compared to profit of $538 million for the nine months ended September 30, 2011. The year-over-year decline for the nine month periods was primarily due to a reduction in margins in our Olefins/Polyolefins business unit, an increase in depreciation expense and a decline in the mark-to-market values of our open feedstock derivatives.

The Olefins/Polyolefins business unit generated $226 million of operating profit in the third quarter of 2012 versus operating profit of $287 million in the third quarter of 2011. For the nine months ended September 30, 2012, the business unit generated operating profit of $874 million, compared to operating profit of $935 million for the nine months ended September 30, 2011. The declines were due to lower margins and an increase in depreciation expense.

The Performance Styrenics segment reported operating profit from continuing operations of $2 million in the third quarter of 2012 versus operating profit from continuing operations of $1 million in the third quarter of 2011.  For the nine months ended September 30, 2012, the segment generated operating profit from continuing operations of $8 million compared to $6 million for the nine months ended September 30, 2011.  The improvements were primarily due to reduced depreciation expense.

Highlights
In September 2012, we called our $400 million floating rate senior notes due in November 2013 early and on October 25, 2012, we repaid them using cash-on-hand. In addition, as of September 30, 2012, we repaid the outstanding balances under our accounts receivable securitization programs. Our total debt as of September 30, 2012 was $1,194 million, a reduction of $175 million from the end of the second quarter of 2012, and the pro forma total debt after repaying the 2013 notes is $794 million.

In September 2012, we signed a memorandum of understanding with Paramount Resources Ltd. for a long-term ethane purchase agreement sourced primarily from Paramount's new deepcut facility, Musreau, in Alberta.

Financial Highlights
These highlights should be read in conjunction with our unaudited interim condensed consolidated financial statements, as at and for the period ended September 30, 2012, our other 2012 unaudited interim condensed consolidated financial statements and our annual audited consolidated financial statements as at and for the year ended December 31, 2011 contained in our annual report on Form 20-F.

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2012	September 30 2011	September 30 2012	September 30 2011
Revenue	$1,189	$1,448	$3,951	$4,139

Operating profit from the businesses from continuing operations	$228	$288	$882	$941
Corporate costs	(33)	(34)	(106)	(78)
Operating profit from continuing operations	$195	$254	$776	$863
Profit for the period	$107	$150	$487	$538
Cash provided by operating activities	$265	$451	$898	$709

NOVA Chemicals' 2012 third quarter earnings report can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals' website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Thursday, November 1, 2012 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 406-6419 (Passcode 4125079) and the replay number is (905) 694-9451 (Passcode 4125079). The call is available on the internet at http://www.novachem.com/pages/financials-investor/financials-investor.aspx.

Media and Investor inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: markowp@novachem.com

About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (“CIAC”) in Canada and is a registered service mark of the American Chemistry Council (“ACC”) in the United States.